Troutman Pepper Locke LLP 111 South Wacker Drive Suite 4100 Chicago, IL 60606

June 29, 2026

United States Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	ABX Longevity Growth and Income Fund

Amendment No. 19 to Registration Statement on Form N-2

Filed May 14, 2026

Securities Act File No. 333-274405

Investment Company Act File No. 811-23900

Dear Ashley Vroman-Lee:

On behalf of ABX Longevity Growth and Income Fund (the “Fund”), we are writing to submit the Fund’s responses to certain oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 21, 2026 and June 15, 2026, with respect to the above-referenced Amendment No. 19 to the Registration Statement on Form N-2 and Statement of Additional Information (the “Registration Statement”).

Concurrently with the submission of this letter, the Fund is publicly filing Amendment No. 20 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. For the convenience of the Staff, we have reproduced the Staff’s oral comments (to the best of our recollection) below in bold and follow each comment with the Fund’s response thereto.

I.	Verbal Comments Received from the Staff on May 21, 2026

1.

In the Fund’s Response 10 to the Staff comments dated May 14, 2026, the Fund provides that it is the Fund’s policy is to promptly convert term life insurance contracts into universal life insurance contracts upon acquisition of such term life policies. The Registration Statement, however, provides that the Fund “often has the right to convert from a term policy to a universal life policy.” Please revise if true the Registration Statement to state that it is the Fund’s policy to promptly convert all term life insurance policies into universal life policies promptly upon acquisition.

Please see the cover page and page 2 of the Revised Registration Statement where the Fund has added the following disclosure “It is the Fund’s policy to promptly convert any term life insurance policy it acquires to a universal life policy.”

June 29, 2026

2.	Please round the example figures for “NAV” and “5% Load” to the nearest full dollar amount.

Please see page 8 of the Revised Registration Statement where the Fund as rounded the disclosures of estimated Net Asset Value or “NAV” and “5% Load” to the nearest whole-dollar amounts.

3.

In Response 4 of the Fund’s May 14, 2026 Confidential Response Letter, the Fund states that the Registration Statement has been revised to provide that the manager will not allow the fund to purchase or sell directly or indirectly any longevity assets owned or brokered by its affiliates. The Staff would like to know if the Manager also will prohibit the Fund from purchasing or selling, directly or indirectly, any Longevity Assets owned or brokered by the Manager or its affiliates?

Please see page 45 of the Revised Registration Statement where the Fund has clarified its disclosure to provide: “The Manager will not allow the Fund to purchase or sell, directly or indirectly, any Longevity Assets owned or brokered by its affiliates or to sell, directly or indirectly, any Longevity Assets to its affiliates.”

II.	Verbal Comments Received from the Staff on June 15, 2026

4.

The Staff indicated that the there was concern that the Fund’s obligation to pay premium on Mortality Contracts was analogous to the risks presented by “Unfunded Commitment Agreements” described in Rule 18f-4 of the Investment Company Act of 1940, as amended (the “1940 Act”). Rule 18f-4 under the 1940 Act requires registrants to determine whether the registrant has a reasonable basis to believe that it has sufficient liquid asset to support any Unfunded Commitment Agreement prior to entry into such agreements. The Staff therefore requested that the Fund state how it will determine if it has a “reasonable basis” to believe that it can support the premium requirements of a Mortality Contract at the time of acquisition and confirm that it will treat Mortality Contracts analogous to Unfunded Commitment Agreements under Rule 18f-4.

Rule 18f-4 defines a Unfunded Commitment Agreement as “a contract that is not a derivatives transaction, under which a fund commits, conditionally or unconditionally, to make a loan to a company or to invest equity in a company in the future, including by making a capital commitment to a private fund that can be drawn at the discretion of the fund’s general partner.” While a Mortality Contract does not fit exactly within this definition, it has many similar features, principally the obligation to pay ongoing premiums in order to maintain such Mortality Contracts in force until they are sold or mature. Given this ongoing premium obligation requirement, the Fund has established policies and procedures to the mitigate risk of lapse of any Mortality Contract, which align with the requirements for Unfunded Commitment Agreements under Rule 18f-4.

June 29, 2026

Rule 18f-4(e) provides that a fund may enter into an Unfunded Commitment Agreement, notwithstanding the requirements of sections 18(a), 18(c), 18(f)(1), and 61 of the 1940 Act, if the fund reasonably believes, at the time it enters into such agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as they come due. In the case of Mortality Contracts, this would require that the Fund reasonably believe, at the time of acquisition, that it will have sufficient cash and cash equivalents to meet its ongoing premium and other obligations for all Mortality Contracts and other Unfunded Commitment Agreements, in each case as they come due.

The Fund commits to adhere to Rule 18f-4(e)(1) and (2) with respect to its acquisition of Mortality Contracts as if the Mortality Contracts were Unfunded Commitment Agreements that need to rely on the Rule. In fact, these processes are already part of the Fund’s overall risk management and investment processes. The Fund’s Valuation Policies include an analysis of whether the Fund has a reasonable basis at the time of acquisition of such Mortality Contract to believe that it can timely pay the future premium requirements of such Mortality Contract. Specifically, the Fund’s Valuation Policies require that the Manager examine the Fund’s cash flow needs as part of the determination to acquire a Mortality Contract.

In addition to cash, cash equivalents, and borrowing capacity, the Fund can also mitigate any unfunded commitment risk on a Mortality Contract by purchasing a “matched annuity.” A “matched annuity” is (i) an insurance annuity policy that pays an income “matched” to the premium requirements of a Mortality Contract, and (ii) tied to the same life as the Mortality Contract thus paying annuity benefits for the life of the insured (subject to certain age limits). If the Fund chooses, it may purchase a matched annuity for a one-time fee to be paid proximate to the time of purchase of the Mortality Contract.

* * *

Please contact me at (312) 443-0337 or Jerry Francese at (917) 705-4927 with any questions or further comments regarding the Fund’s responses to your comments.

Sincerely,

/s/ Thomas V. Bohac Jr.

Thomas V. Bohac Jr.

Troutman Pepper Locke LLP

cc: Jay Jackson, ABX Longevity Growth and Income Fund

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